Exhibit 99.1

SciSparc Board of Directors to Promote Buyback Program of up to $1 Million

TEL AVIV, Israel, July 6, 2022 /PRNewswire/ -- SciSparc Ltd. (Nasdaq: SPRC) (the “Company” or “SciSparc”), a specialty, clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders of the central nervous system, today announced its board of directors authorized the Company to take actions to implement a $1 million buyback program for the Company’s ordinary shares, no par value (the “Ordinary Shares”).

The Company expects to formally approve the buyback in conjunction with the approval of its financial statements for the 6 months ended June 30, 2022, together with a financial advisor’s opinion to be obtained.

The Company is required to file a motion seeking a court approval in Israel for the buyback program, and the effectiveness of the buyback plan, if formally approved, will be contingent upon such court’s approval.

About SciSparc Ltd. (Nasdaq: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive cannabidiol (CBD): SCI-110 for the treatment of Tourette syndrome, for the treatment of Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of autism spectrum disorder and status epilepticus.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses the contemplated buyback program as there is no assurance that any of the conditions required by law for the effectiveness of the program will be satisfied and accordingly whether the buyback program will be initiated or its timing. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward- looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 28, 2022, and in subsequent filings with the SEC. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:
IR@scisparc.com
Tel: +972-3-6167055